Exhibit 99.1

ASX RELEASE 30 October 2024

Quarterly Activities and Cashflow Report – 30 September 2024

Nova completes US NASDAQ Listing and Completes 2024 Estelle Drilling and Surface Exploration Programs with Results Incoming

Caufield, Australia, October 30, 2024 (GLOBE NEWSWIRE) -- Nova Minerals Limited (“Nova” and the “Company”) (Nasdaq NVA) (ASX: NVA), (FRA: QM3)), a gold and critical minerals exploration stage company focused on advancing the Estelle Gold Project in Alaska, U.S.A.

Highlights

Estelle Gold Project

●	During the quarter Nova commenced and completed its 2024 Estelle drilling and surface exploration programs, with initial results received back from the laboratory in early October and more incoming.

●	High-Grade Gold Continues at RPM:

	○	The 2024 drill program, which comprised of 21 holes and used the Company owned Reverse Circulation (RC) rig to keep costs to a minimum, was a highly targeted program focused on Pre-Feasibility stage drilling at the high-grade RPM deposit to continue to increase and prove-up resources to the higher confidence Measured and Indicated categories. The majority of the shallow drilling was allocated to advance the high-grade RPM starter pit area (Figure 10) and to further delineate the at-surface, high-grade (1 g/t Au to > 5 g/t Au) zone encountered there during the 2022-2023 drilling, while upgrading inferred resources and testing for potential near surface extensions of the high-grade gold system to the south and west (Figures 1 to 3).

	○	Initial results received in early October for the first 8 holes confirmed continuity of the near surface high-grade mineralization at RPM North with multiple broad intersections grading > 5 g/t Au from surface and sample interval grades up to 39 g/t Au. All holes ended in mineralization with highlight results including (ASX Announcement: 9 October 2024 and Figures 4 to 6):

▪ RPMRC-24005: 43m @ 4.4 g/t Au from 2m, including 13m @ 10.7 g/t Au from 2m and 2m @ 39.2 g/t Au from 13m.

▪ RPMRC-24008: 45m @ 3.4 g/t Au from surface, including 131m @ 4.7 g/t Au from 3m and 8m @ 10.5 g/t Au from 22m.

	○	Extensive surface exploration sampling program was conducted around the wider RPM area to potentially extend existing and delineate additional high-grade mineralized zones, with results expected back in October.

Main Operations Whiskey Bravo Airstrip Matanuska-Susitna Borough, Alaska, USA 1150 S Colony Way Suite 3-440, Palmer, AK 99645	Corporate Suite 5, 242 Hawthorn Road, Caulfield, Victoria, 3161, Australia Phone +61 3 9537 1238	ASX: NVA | NASDAQ: NVA | FRA: QM3 www.novaminerals.com.au Email info@novaminerals.com.au ACN 006 690 348

1

●	Antimony Discoveries Advanced:

○	Stibium:
▪ Extensive surface exploration sampling program conducted at Stibium to follow up on the high-grade up to 60.5% Sb (Antimony) discovered in 2023 (ASX Announcement: 10 October 2023) with results expected back in October. Massive stibnite, the primary ore mineral for antimony containing approximately 72% Sb, observed to be widespread in surface mapping and sampling at Stibium.

▪ 2,500kg bulk sample of a >2m wide quartz breccia vein ,where sample E408569 from 2023 returned 12.7 g/t Au and 2.1% Sb (Antimony) (ASX Announcement: 10 October 2023 and Figure 7), collected at Stibium for metallurgical test work.

	○	Styx:

▪ Extensive surface exploration sampling program conducted at Syx to follow up on the high-grade up to 21.7% Sb (Antimony) discovered in 2023 (ASX Announcement: 10 October 2023) with results expected back in October. Large vein (~1m thick) containing massive stibnite (~20%) in outcrop discovered at Styx (Figure 8).

▪ 500kg bulk sample of potential antimonious material containing stibnite collected from Styx for metallurgical test work.

	○	Test work to develop a process flow sheet and plant design in anticipation of a fast track standalone antimony production scenario at Stibium.

	○	Nova has submitted a proposal to the US Dept. Of Defense (DoD) for potential grant funding to fast track Estelle’s antimony production.

	○	Nova CEO Christopher Gerteisen, at the invitation of the US Dept. of Defense (DoD), attended another DoD related conference in September to discuss Estelle’s near-term antimony production potential and illustrate how Nova could potentially help the US establish and fully secure domestic critical minerals supply chains.

●	Another Extensive Surface Sampling Exploration Program Completed in 2024:

	○	Over 500 soil and 225 rock samples collected as part of the extensive 2024 surface exploration and mapping program targeting gold, antimony and other critical minerals from traverses at Stibium, Wombat, West Wing, Muddy Creek, RPM, Styx, and the new claims added in 2023. Assay results, which will be reported by area once received and processed, are expected back in October and November.

●	Estelle Staged Development Optionality:

	○	Estelle is a major mineralized trend, hosting gold, antimony, silver, copper, and other critical elements and Nova is working to begin production as early as possible with the potential to operate for decades supplying the minerals the world needs.

	○	The Pre-Feasibility Study (PFS) currently underway is considering a strategy to achieve production as soon as possible with a scalable operation, subject to market conditions and strategic partners (Figure 9), by;

1.	Establishing an initial lower capex smaller scale operation at the high-grade RPM deposit for potential near term cashflow at high margins to self-fund expansion plans; and/or

2.	Develop the higher capex larger mining operation with increased gold production, cash flow, and mine life, which is of interest to potential future large gold company strategic partners.

3.	With China announcing export restrictions on antimony, the Company is also investigating the possibility to fast track the Stibium gold-antimony prospect development option with potential US Dept. of Defense (DoD) support.

○	Environmental studies progressing and Lidar survey completed for detailed technical studies, infrastructure, and access road design.

Nova Minerals Limited | ASX Announcement	2

Snow Lake Lithium

●	Snow Lake Lithium, in which the Company owns a 23.75% share, provided an update on the exploration programs it is currently undertaking at its Black Lake and Engo Valley uranium projects, and also at its Shatford Lake lithium project.

Corporate

●

Nova continues to hold circa $9.4m in cash and liquid investments, including $6.1m in the bank and valuable positions in both Snow Lake Lithium Ltd and Asra Minerals Limited, at the end of the quarter.

●

During the quarter, the Company completed its US NASDAQ listing with an associated approximate US$3.3m capital raising before costs, with the ADSs trading under the ticker symbol NVA and the Company’s warrants trading under the ticker code NVAWW.

●

The Company also subsequently raised a further US$2.4m before costs in late September for resource and exploration field programs, including additional drilling and exploration, feasibility studies to progress the RPM starter mine option, and general working capital.

●

Richard Beazley, an internationally experienced mining professional and director with over 35 years of experience in senior corporate, operational and project development roles, was formally appointed as Non-Executive Chairman in July.

●

In return for Nebari’s support in reducing the month end cash covenant from USD$2m to AUD$1m and providing Nova with the option to extend the convertible facility for an additional 12 months to 29 November 2026, Nova has agreed, subject to shareholder approval at the upcoming AGM, to amend the conversion price of the convertible note from A$0.53 to A$0.25.

●	At the end of September Nova announced its 2024 annual and sustainability reports.

●

Effective from 1 October 2024 the Company has agreed to increase Craig Bentley’s monthly directors fee by $6,667. The increase reflects the significant extra work required now that Nova is also listed in the US, and also takes into account the additional roles Craig has been undertaking for marketing, website development, etc, which has saved the Company thousands of dollars each month in external contractor payments.

●	The Company subsequently announced that its Annual General Meeting (AGM) will be held virtually at 10am (AEDT) on Thursday, 14 November 2024.

●	Notable investing and operating cash flow items during the quarter included: Exploration and evaluation costs of $1.5m principally related to the 2024 drilling and surface exploration program, $742k for audit, tax and legal fees, the majority of which were related to the Company’s US NASDAQ listing, and $240k for other US listing related costs, including NASDAQ fees.

●	Payments to related parties in Q1 FY25 were $218K and included CEO and Executive remuneration and non-executive director fees.

Nova Minerals Limited | ASX Announcement	3

Next Steps

●	Remaining drill results for 13 holes and other exploration activity from the 2024 field program
●	Updates on potential critical minerals grant and funding options from the US Department of Defense and US Department of Energy
●	Material PFS test work results and trade-off studies as they become available
●	Updated global MRE including the drilling undertaken in both 2023 and 2024
●	Metallurgical test work ongoing
●	Environmental test work ongoing
●	West Susitna Access Road updates

2024 Drill Program - Target Zones

Figure 1. RPM North Section A-A’ 1950mE looking West showing existing drill traces and selected results, and the 2024 drill target zone – Left image: Block model (Au Grade), Right image: Block model (Resource classification).

Nova Minerals Limited | ASX Announcement	4

Figure 2. RPM North Section B-B’ 1975mE looking West showing existing drill traces and selected results, and the 2024 drill target zone – Left image: Block model (Au Grade), Right image: Block model (Resource classification).

Figure 3. RPM North and RPM Valley plan view, with all drill holes to date, showing section view lines for figures 1 and 2.

Nova Minerals Limited | ASX Announcement	5

2024 Drill Program - Initial Results from 8 Holes

Figure 4. RPM North Section A-A’_070azi showing continuity of mineralization with 2024 drill results

Nova Minerals Limited | ASX Announcement	6

B
B'
Pad 23-1
45m @ 0.6 g/t Au fr 3m
incl. 20m @ 1.1 g/t Au fr 25m
incl. 12m @ 1.5 g/t Au fr 26m
31m @ 0.6 g/t Au fr 3m
RPMRC_24002
RPMRC_24003
RPMRC_24004
OPEN
OPEN
Grade g/t Au
< 0.20
0.20 to 0.50
0.50 to 1.00
1.00 to 5.00
5.00 to 10.00
>= 10.00
Current Drill Hole
(With Significant Intersection)
Intrusive
Hornfels
NOVA MINERALS

Figure 5. RPM North Section B-B’_270azi showing continuity of mineralization

Nova Minerals Limited | ASX Announcement	7

Figure 6. RPM North plan view with all drill holes to date, including the 2024 drilling and section view lines for figures 4 and 5.

Nova Minerals Limited | ASX Announcement	8

‘Visual estimates of mineral abundance should never be considered a proxy or substitute for laboratory analyses where concentrations or grades are the factor of principal economic interest. Visual estimates also potentially provide no information regarding impurities or deleterious physical properties relevant to valuations.’

Figure 7. Nova CEO, Mr Christopher Gerteisen at Estelle inspecting potential antimonious bulk samples containing massive stibnite, which are being sent for metallurgical test work.

Figure 8. Large vein (~1m thick) strike 088, dip 82 SE containing massive stibnite (~20%) in outcrop at Styx. Stibnite bearing veins are observed in hornfels host rocks in contact with quartz monzonite intrusives.

Nova Minerals Limited | ASX Announcement	9

Figure 9. Estelle development optionality

1 km
0.9 km
RPM South
6 km
RPM North
RPM Starter Pit Area
RPM Valley
Geological indications show all 3 areas are potentially genetically linked

Figure 10. RPM area showing potential RPM starter pit

Nova Minerals Limited | ASX Announcement	10

New Videos Released on the Company’s Website During the September 2024 Quarter

●	New Nova Minerals Chairman, Richard Beazley Introduction and Vision for the Company
●	Nova Minerals CEO, Chrisopher Gerteisen Talks at the Emerging Growth Conference
●	Proactive Investors – Nova Minerals Begins Bulk Testing For Antimony at Estelle
●	Nova Minerals Redchip Advert on Fox Business and CBNC
●	Nova Minerals CEO, Chrisopher Gerteisen Talks at the Emerging Growth Conference
●	Nova’s Chris Gerteisen & Whittle CEO Gerald Whittle Talk About Optimization of the Estelle Project
●	Proactive Investors – Nova Fields Strong RPM Gold Results Ahead of Resource Update

Major ASX Announcements During the September 2024 Quarter

●	26 July 2024	- Nova Announces Closing of US$3.3m NASDAQ IPO
●	29 July 2024	- Formal Appointment of Nova Independent Chairman
●	31 July 2024	- Estelle Gold Project Drilling & Company Update
●	21 August 2024	- Estelle Gold-Antimony Project Update
●	10 September 2024	- Bulk Testing Potential Antimony Material at Estelle
●	20 September 2024	- RPM PFS Update with Positive Variation on Funding
●	26 September 2024	- Nova Announces Closing of US$2.4m NASDAQ Offering
●	30 September 2024	- 2024 Annual Report
●	30 September 2024	- 2024 Sustainability Report

Nova Minerals Limited | ASX Announcement	11

Top 20 Shareholders as at 28 October 2024

Top 20 Holders As at 28 October 2024

Rank	Name	A/C designation	10/28/2024	%IC
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED[1]		38,612,123	12.42%
2	BNP PARIBAS NOMS PTY LTD		15,215,239	6.19%
3	BNP PARIBAS NOMINEES PTY LTD	<CLEARSTREAM>	8,165,297	3.14%
4	SL INVESTORS PTY LTD	<SL SUPERFUND A/C>	6,441,393	2.64%
5	SWIFT GLOBAL LTD	<ALEXANDRA DISCRETIONARY A/C>	5,669,833	2.33%
6	KUSHKUSH INVESTMENTS PTY LTD	<ALEXANDRA DISCRETIONARY A/C>	5,300,000	2.18%
7	BNP PARIBAS NOMINEES PTY LTD	<IB AU NOMS RETAILCLIENT>	5,085,670	1.84%
8	CITICORP NOMINEES PTY LIMITED		4,252,849	1.96%
9	MR JAGDISH MANJI VARSANI	<PINDORIA FAMILY AC A/C>	4,100,000	1.68%
10	KAOS INVESTMENTS PTY LIMITED		3,352,692	1.30%
11	NEBARI GOLD FUND 1 LP		3,198,294	1.31%
12	MR MAHMOUD EL HORR		2,600,000	1.03%
13	KREN ENTERPRISE PTY LTD	<KREN INVESTMENT A/C>	2,450,000	1.03%
14	MURTAGH BROS VINEYARDS PTY LTD		2,440,000	0.89%
15	MR JUSTIN BRUCE GARE & MRS KRISTIN DENISE PHILLIPS	<TINTIN INVESTMENT A/C>	2,408,510	1.03%
16	MR CRAIG EDWIN BENTLEY		2,259,669	0.93%
17	MURTAGH BROS VINEYARDS PTY LTD	<MURTAGH BROS VINEYARDS S/F>	2,167,380	0.89%
18	LETTERED MANAGEMENT PTY LTD	<BALMORAL FAMILY A/C>	2,050,000	0.84%
19	KIKCETO PTY LTD	<BENJAMIN DISCRETIONARY A/C>	2,028,924	0.83%
20	PATRON PARTNERS PTY LTD	<AP & RL MURTAGH FAMILY A/C>	1,983,214	0.81%
	Total - Top 20		119,781,087	45.27%
	Balance of Register (5,544 holders)		152,155,794	54.73%
	Grand Total		271,936,881	100.00%

1 HSBC Custody Nominees (Australia) Limited includes the fully paid shares issued to the depositary agent, which underlie the NASDAQ listed ADS’s.

Further discussion and analysis of the Estelle Gold Project is available through the interactive Vrify 3D animations, presentations and videos all available on the Company’s website.

www.novaminerals.com.au

Nova Minerals Limited | ASX Announcement	12

This announcement has been authorized for release by the Executive Directors.

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Craig Bentley Director of Finance, Compliance & Investor Relations E: craig@novaminerals.com.au M: +61 414 714 196

Streamlined Competent Person Statements

Mr Vannu Khounphakdee P.Geo., who is an independent consulting geologist of a number of mineral exploration and development companies, reviewed and approves the technical information in this release and is a member of the Australian Institute of Geoscientists (AIG), which is ROPO accepted for the purpose of reporting in accordance with ASX listing rules. Mr Vannu Khounphakdee has sufficient experience relevant to the gold deposits under evaluation to qualify as a Competent Person as defined in the 2012 edition of the ‘Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr Vannu Khounphakdee is also a Qualified Person as defined by S-K 1300 rules for mineral deposit disclosure. Mr Vannu Khounphakdee consents to the inclusion in the report of the matters based on information in the form and context in which it appears.

The information in the announcement dated today that relates to exploration results and exploration targets is based on information compiled by Mr. Hans Hoffman. Mr. Hoffman, Owner of First Tracks Exploration, LLC, who is providing geologic consulting services to Nova Minerals, compiled the technical information in this release and is a member of the American Institute of Professional Geologists (AIPG), which is ROPO, accepted for the purpose of reporting in accordance with ASX listing rules. Mr. Hoffman has sufficient experience relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 edition of the ‘Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Hoffman consents to the inclusion in the report of the matters based on information in the form and context in which it appears.

The Exploration results were reported in accordance with Clause 18 of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (2012 Edition) (JORC Code).

Nova Minerals confirms that it is not aware of any new information or data that materially affects the information included in the relevant market announcements, and in the case of the exploration results, that all material assumptions and technical parameters underpinning the results in the relevant market announcement continue to apply and have not materially changed.

Nova Minerals Limited | ASX Announcement	13

Forward-looking Statements and Disclaimers

This news release contains “forward-looking information” within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information, and forward looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or indicates that certain actions, events or results “may”, “could”, “would”, “might” or “will be” taken, “occur” or “be achieved.” Forward-looking information is based on certain factors and assumptions management believes to be reasonable at the time such statements are made, including but not limited to, continued exploration activities, Gold and other metal prices, the estimation of initial and sustaining capital requirements, the estimation of labour costs, the estimation of mineral reserves and resources, assumptions with respect to currency fluctuations, the timing and amount of future exploration and development expenditures, receipt of required regulatory approvals, the availability of necessary financing for the Project, permitting and such other assumptions and factors as set out herein. apparent inconsistencies in the figures shown in the MRE are due to rounding

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to changes in Gold prices; sources and cost of power and water for the Project; the estimation of initial capital requirements; the lack of historical operations; the estimation of labour costs; general global markets and economic conditions; risks associated with exploration of mineral deposits; the estimation of initial targeted mineral resource tonnage and grade for the Project; risks associated with uninsurable risks arising during the course of exploration; risks associated with currency fluctuations; environmental risks; competition faced in securing experienced personnel; access to adequate infrastructure to support exploration activities; risks associated with changes in the mining regulatory regime governing the Company and the Project; completion of the environmental assessment process; risks related to regulatory and permitting delays; risks related to potential conflicts of interest; the reliance on key personnel; financing, capitalisation and liquidity risks including the risk that the financing necessary to fund continued exploration and development activities at the Project may not be available on satisfactory terms, or at all; the risk of potential dilution through the issuance of additional common shares of the Company; the risk of litigation.

Although the Company has attempted to identify important factors that cause results not to be as anticipated, estimated or intended, there can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward looking information is made as of the date of this announcement and the Company does not undertake to update or revise any forward-looking information this is included herein, except in accordance with applicable securities laws.

Tenement Holdings as at 30 September 2024

A list of Nova’s Tenement Holdings, as at the end of the Quarter, is presented in the schedules below, with additional notes.

Tenement/Claim/ADL Number	Location	Beneficial % Held
725940 - 725966	Alaska, USA	85%
726071 - 726216	Alaska, USA	85%
727286 - 727289	Alaska, USA	85%
728676 - 728684	Alaska, USA	85%
730362 - 730521	Alaska, USA	85%
737162 - 737357	Alaska, USA	85%
740524 - 740621	Alaska, USA	85%
733438 - 733598	Alaska, USA	85%
741364 - 741366	Alaska, USA	85%

Nova Minerals Limited | ASX Announcement	14

Appendix 5B

Mining exploration entity or oil and gas exploration entity
quarterly cash flow report

Name of entity

Nova Minerals Limited (ASX: NVA)

ABN	Quarter ended (“current quarter”)

84 006 690 348	30 September 2024

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers
1.2	Payments for	(253)	(253)
	(a) exploration & evaluation
	(b) development
	(c) production
	(d) staff costs (directors/consultants)	(253)	(253)
	(e) administration and corporate costs	(371)	(371)
	(f) audit, tax, and legal fees	(742)	(742)
	(g) other professional fees	(247)	(247)
	(h) US listing fees	(240)	(240)
1.3	Dividends received (see note 3)
1.4	Interest received	21	211
1.5	Interest and other costs of finance paid	(166)	(166)
1.6	Income taxes paid
1.7	Government grants and tax incentives
1.8	Other (provide details if material)
	(a) GST, Withholding tax & Payroll tax	(36)	(36)
1.9	Net cash from / (used in) operating activities	(2,287)	(2,287)

ASX Listing Rules Appendix 5B (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B

Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
(a) Entities
(b) Tenements
	(c) property, plant and equipment	(51)	(51)
	(d) exploration & evaluation	(1,531)	(1,531)
(e) investments
(f) other non-current assets
2.2	Proceeds from the disposal of:
(a) entities
(b) tenements
(c) property, plant and equipment
(d) investments
(e) other non-current assets
2.3	Cash flows from loans to other entities
2.4	Dividends received (see note 3)
2.5	Other (provide details if material)

2.6	Net cash from / (used in) investing activities	(1,582)	(1,582)

73.	Cash flows from financing activities

3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	8,473	8,472
3.2	Proceeds from issue of convertible debt securities
3.3	Proceeds from exercise of options and warrants
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(1,398)	(1,398)
3.5	Proceeds from borrowings
3.6	Repayment of borrowings
3.7	Transaction costs related to loans and borrowings
3.8	Dividends paid
3.9	Corporate advisory costs
3.10	Net cash from / (used in) financing activities	7,075	7,075

ASX Listing Rules Appendix 5B (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B

Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	3,150	3,150
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(2,287)	(2,287)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(1,582)	(1,582)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	7,075	7,075
4.5	Effect of movement in exchange rates on cash held	(233)	(233)
4.6	Cash and cash equivalents at end of period	6,123	6,123

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	6,123	3,150
5.2	Call deposits
5.3	Bank overdrafts
5.4	Other (provide details)
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	6,123	3,150

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	218
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

ASX Listing Rules Appendix 5B (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B

Mining exploration entity or oil and gas exploration entity quarterly cash flow report

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Convertible facilities(1)	Up to US$7,000,000	US$5,000,000
7.2	Credit standby arrangements
7.3	Other (please specify)
7.4	Total financing facilities	Up to US$7,000,000	US$5,000,000

7.5	Unused financing facilities available at quarter end
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

ASX Listing Rules Appendix 5B (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B

Mining exploration entity or oil and gas exploration entity quarterly cash flow report

(1) - Convertible Facility

●	Principal amount: The principal amount under the Facility is fixed at US$5m (tranche 1 principal) on closing and up to an additional US$2m (tranche 2 principal) upon mutual agreement. The principal amount drawn down by the Company under the Facility at the date of the Notice is US$5m.

●	Term: The term of the Facility currently ends on 29 November 2025, however this date may be extended by the Company giving written notice to Nebari, prior to 29 November 2024, to 29 November 2026 if shareholders approve the September 2024 Variation Agreement at our Annual General Meeting to be held in November 2024.

●	Discount: Original issue discount of 2.778% of the tranche 1 principal only, added to the principal amount.

●	Coupon: 6% per annum, adjusted by the delta over a 3% SOFR floor with an upper limit and with an initial 9-month interest holiday period to be capitalised into the principal amount.

●	Setup Fee: 1% on the drawdown of the tranche 1 principal and 1% of the tranche 2 principal if it is also drawn down (noting the tranche 2 principal has not been drawn down at the date of the Notice).

●	Conversion: Nebari has the option to convert up to 100% of the principal, plus any accrued interest (Conversion Amount), at the Conversion price currently at $0.53, subject to standard anti-dilution adjustments. The conversion price may be reduced to A$0.25 if shareholders approve the September 2024 Variation agreement at our Annual General Meeting to be held in November 2024.

●	Forced Conversion: If the share price of the Company is greater than 150% of the Conversion Price ($1.53), then the Company may at its option elect to require Nebari to convert the Conversion Amount at the Conversion Price.

●	Voluntary Prepayment: In lieu of prepayment in cash, the Company may elect to repay up to 50% of the outstanding principal in Discounted Shares (10% discount to the 15 day VWAP proceeding the prepayment date). In the event of a voluntary prepayment, the Company will also issue Nebari options to acquire fully paid ordinary shares in the Company, each option having a 2 year expiry period from the date of the options issuance, at a strike price equal to a 40% premium to the VWAP of the Company’s shares for the 15 days preceding the earlier of the documentation completion date and the date at which the financing facility is announced to the public, converted at the AUD:USD exchange rate on the day preceding the repayment date (Strike Price) and in the amount of 80% of the Prepayment Amount divided by the Strike Price (Prepayment Options)

ASX Listing Rules Appendix 5B (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B

Mining exploration entity or oil and gas exploration entity quarterly cash flow report

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(2,287)
8.2	(Payments for exploration & evaluation classified as investing activities) (item 2.1(d))	(1,531)
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(3,818)
8.4	Cash and cash equivalents at quarter end (item 4.6)	6,123
8.5	Unused finance facilities available at quarter end (item 7.5)	-
8.6	Total available funding (item 8.4 + item 8.5)	6,123

8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	1.60

	Note: if the entity has reported positive relevant outgoings (ie a net cash inflow) in item 8.3, answer item 8.7 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.7.

8.8	If item 8.7 is less than 2 quarters, please provide answers to the following questions:

8.8.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer: The Company does not expect the next quarter to be of similar expenditure as was incurred in the September 2024 quarter due to the completion of the US NASDAQ listing and completion of the 2024 drilling and surface exploration programs, both of which were the most significant expenses incurred in the September 2024 quarter.

8.8.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: The Company successfully completed a US$3.3m (before costs) NASDAQ IPO and a US$2.4m (before costs) follow up NASDAQ offering during the current quarter. Refer ASX Announcements on 26 July 2024 and 26 September 2024. Based on this and the past of history of successful fund raises the Company is confident that it can raise additional funds if and when required. In addition, the Company also has numerous funding options available at its discretion, with short notice, including drawing down the Nebari convertible loan further if required.

8.8.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer: Based on the responses above and a history of the Company being able to raise equity, the Company expects to be able to continue its operations and meet its business objectives on a going concern basis.

Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

ASX Listing Rules Appendix 5B (17/07/20)	Page 6
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B

Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	30 October 2024

Authorised by:	Board of Directors
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20)	Page 7
+ See chapter 19 of the ASX Listing Rules for defined terms.